UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Crystal Rock Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number)

Ross S. Rapaport

McElroy, Deutsch, Mulvaney & Carpenter, LLP
30 Jelliff Lane
Southport, CT 06890

With a copy to:

William R. Kolb

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

(617) 832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22940F103	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons.
Ross S. Rapaport, as an individual and in his capacity as trustee of U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust (in such capacity, Mr. Rapaport is referred to in this Schedule 13D as the “Trustee”).
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,039,358 Shares (consisting of 4,029,318 Shares held as Trustee and 10,040 Shares held individually)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,039,358 Shares (consisting of 4,029,318 Shares held as Trustee and 10,040 Shares held individually)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,039,358 Shares (consisting of 4,029,318 Shares held as Trustee and 10,040 Shares held individually)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 18.9%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 22940F103	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons
John B. Baker
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,408,398 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,408,398 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,408,398 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 16.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22940F103	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons.
Peter K. Baker
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,403,398 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,403,398 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,398 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22940F103	Page 5 of 8 Pages

This Amendment No. 4 to the joint statement on Schedule 13D with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of Crystal Rock Holdings, Inc., a Delaware corporation (the “Issuer”), initially filed by Henry Baker, John B. Baker, Peter K. Baker and Ross S. Rapaport, individually and in his capacity as trustee of U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust and John B. Baker Life Insurance Trust (the “Trust”), on July 13, 2005, as amended by Amendment No. 1 on Schedule 13D filed on August 23, 2005, as amended by Amendment No. 2 on Schedule 13D filed on September 16, 2005 and as amended by Amendment No. 3 on Schedule 13D filed on August 6, 2014 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as set forth herein. Henry Baker is no longer a reporting person on the Schedule 13D, and this Amendment No. 4 is being filed by John B. Baker, Peter K. Baker and Ross S. Rapaport, individually and in his capacity as trustee of the Trust (collectively, the “Reporting Persons”). Except as amended hereby, the Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On February 12, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Acquisition Agreement”) with Cott Corporation, a Canadian corporation (“Cott”), and CR Merger Sub, Inc., a wholly owned indirect subsidiary of Cott (“Purchaser”). Pursuant to the terms of the Acquisition Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price per share of $0.97, net to the seller in cash, without interest, and subject to deduction for any required withholding of taxes. Purchaser is obligated to commence the Offer as promptly as practicable, and in any event within 10 business days following the date of the Acquisition Agreement, and the Offer will remain open for 20 business days from the date of commencement of the Offer, subject to extension in accordance with the terms of the Acquisition Agreement.

The consummation of the Offer is subject to customary closing conditions, including, among other things, the valid tender of Shares representing a majority of the total outstanding Shares, calculated on a fully diluted basis, and other conditions to the Offer set forth in Annex I to the Acquisition Agreement. Upon the completion of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, Purchaser will be merged with and into the Issuer, with the Issuer surviving as a wholly owned indirect subsidiary of Cott (the “Merger”). The Acquisition Agreement provides that the Merger will be governed by Section 251(h) of the Delaware General Corporation Law and shall be effected by Purchaser and the Issuer as soon as practicable following the consummation of the Offer without a stockholder meeting.

At the effective time of the Merger (the “Effective Time”), each outstanding Share, other than Shares owned by the Issuer, Cott or Purchaser immediately prior to the Effective Time, or by stockholders who have validly exercised their appraisal rights under Delaware law, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, payable to the holder thereof on the terms and subject to the conditions set forth in the Acquisition Agreement.

CUSIP No. 22940F103	Page 6 of 8 Pages

In connection with the Issuer’s entry into the Acquisition Agreement, on February 12, 2018, certain stockholders of the Issuer, including the Reporting Persons, entered into a Tender and Support Agreement (the “Support Agreement”) with Purchaser and Cott, pursuant to which each stockholder signatory agreed to tender all Shares owned by such stockholder in the Offer. The Support Agreement also places certain restrictions on the transfer of the Shares held by the signatories and includes covenants as to the voting of such Shares in favor of approving the transactions contemplated by the Acquisition Agreement and against taking specified actions that could adversely affect the consummation of the Merger.

The foregoing descriptions of the Acquisition Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the terms and conditions of the Acquisition Agreement and the Support Agreement, copies of which are filed as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and are incorporated by reference in their entirety into this Item 4.

Except as set forth above, the Reporting Persons do not have any other specific plans that that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 21,358,411 Shares issued and outstanding as of February 12, 2018, as represented by the Issuer in the Acquisition Agreement. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of February 13, 2018, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

John B. Baker is the beneficial owner of 3,408,398 Shares, representing approximately 16.0% of the outstanding Shares.

Peter K. Baker is the beneficial owner of 3,403,398 Shares, representing approximately 15.9% of the outstanding Shares.

Ross S. Rapaport, individually and as Trustee, is the beneficial owner of 4,039,358 Shares (consisting of 4,029,318 Shares held as Trustee and 10,040 Shares held individually), representing approximately 18.9% of the outstanding Shares.

(c)       Except as otherwise described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

CUSIP No. 22940F103	Page 7 of 8 Pages

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following before its first paragraph:

The responses to Items 4 and 5 of this Schedule 13D, and all Exhibits attached hereto, are incorporated by reference in their entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended to add the following exhibits:

Exhibit 2	Agreement and Plan of Merger dated February 12, 2018, by and among Cott Corporation, CR Merger Sub, Inc. and Crystal Rock Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on February 13, 2018).

Exhibit 3	Tender and Support Agreement dated February 12, 2018, by and among Cott Corporation, CR Merger Sub, Inc. and certain stockholders of Crystal Rock Holdings, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on February 13, 2018).

[signature page follows]

CUSIP No. 22940F103	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018

JOHN B. BAKER

/s/ John B. Baker
John B. Baker

PETER K. BAKER

/s/ Peter K. Baker
Peter K. Baker

ROSS S. RAPAPORT

/s/ Ross S. Rapaport
Ross S. Rapaport, individually and as trustee of U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust and John B. Baker Life Insurance Trust